Exhibit 99.1

Barrick Reports Third Quarter 2025 Results

Delivering record adjusted net earnings, operating and free cash flow

∎	Q3 gold production 4% higher than Q2 at 829,000 ounces, copper production in line with plan at 55,000 tonnes

∎	Record quarterly operating cash flow and free cash flow[1] of $2.4 billion and $1.5 billion—up 82% and 274%, respectively, over Q2

∎	$0.76 net earnings per share, $0.58 adjusted net earnings per share[1]

∎	Increased base quarterly dividend 25% to $0.125 per share plus a performance dividend of $0.05 per share to total $0.175 per share dividend for current quarter

∎	Repurchased $1 billion of shares YTD, with existing buyback program expanded by $500 million to up to $1.5 billion

∎	On track to deliver full year gold and copper production and AISC[1] guidance

∎	Updated preliminary economic assessment (“PEA”) confirms Fourmile as one of this century’s most significant gold discoveries[2]

All amounts expressed in U.S. dollars

Toronto, November 10, 2025 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today reported third quarter operating and financial results for the period ending September 30, 2025. Barrick produced 829,000 ounces of gold and 55,000 tonnes of copper in the quarter and the Company generated $4.1 billion in revenue, as well as a record $2.4 billion in operating cash flow and $1.5 billion in free cash flow.1 Net earnings per share of $0.76 and adjusted net earnings per share1 of $0.58 increased 62% and 23%, respectively, from Q2.

“Higher gold production combined with lower costs and strong commodity prices drove record cash flow for Barrick in Q3,” said Mark Hill, Group Chief Operating Officer and Interim President and Chief Executive Officer. “This allowed us to significantly increase share repurchases while also making progress on our key growth projects, maintaining our industry-leading balance sheet. Given the confidence in ongoing cash flow generation and shareholder focus, the Board has approved a 25% increase in the base quarterly dividend. Our portfolio of world-class assets continues to grow, as demonstrated by the generational gold discovery at Fourmile in Nevada.”

Mark Hill continued, “Since assuming interim CEO responsibilities at the end of September, I have met with our teams across the globe to review performance and assess what we can do differently at Barrick, putting a stronger emphasis on safety and operational performance. The quality of our portfolio is undeniable and the opportunity in front of the Barrick team is significant. We are singularly focused on driving improved performance and shareholder value, particularly at our Tier One6 gold assets in Nevada and the Dominican Republic. To this end, we have begun an operational review from the bottom up to ensure we are completely focused on delivering results safely and consistently going forward and we will provide an update with our year-end results.”

Operational Highlights

Gold production in Q3 was 4% higher than Q2 at 829,000 ounces, with cost of sales (“COS”)3 of $1,562 per ounce, total cash costs (“TCC”)1 of $1,137 per ounce and all-in sustaining costs (“AISC”)1 of $1,538 per ounce. Gold COS3 and AISC1 were 6% and 9% lower than Q2, respectively, with AISC margins4 19% higher. Cortez and Turquoise Ridge performed well, increasing production 15% and 13% over Q2, respectively. Pueblo Viejo achieved record-high throughput in Q3 with the highest quarterly production since 2022. Unplanned downtime at the Goldstrike roaster near the end of the quarter delayed some of Carlin’s processing volume and production from Q3 into Q4.

Copper production in Q3 was 7% lower than Q2 at 55,000 tonnes, in-line with plan, with COS5 of $2.68 per pound, C1 cash costs1 of $1.96 per pound and AISC1 of $3.14 per pound. Copper production year-to-date is 21% higher than the first nine months of 2024, driven by a 42% increase at Lumwana. Copper COS5 and AISC1 were 14% and 16% lower year-to-date than the first nine months of 2024, respectively, with AISC margins4 128% higher.

After nearly twelve months fatality free, unfortunately three of our colleagues lost their lives in recent months. A previously recorded lost-time injury at Kibali was reclassified as a fatality after an employee sadly succumbed to injuries. On September 29th an employee at the Goldrush Underground mine in Nevada sustained fatal injuries. On October 21st an employee sustained fatal injuries at the Bulyanhulu mine in Tanzania. Our thoughts are with the families, friends and colleagues of these team members who passed away. Safety remains Barrick’s highest priority, and we are conducting full investigations into these incidents in cooperation with the relevant authorities. We remain unequivocally committed to our safety vision of ‘Every person going home safe and healthy every day.’

Financial Highlights

Barrick achieved record quarterly operating cash flow and free cash flow1 of $2.4 billion and $1.5 billion—up 82% and 274%, respectively—compared to operating cash flow of $1.3 billion and free cash flow1 of $0.4 billion in the prior quarter. This significant increase was primarily due to higher realized gold prices1, increased gold sales volume and lower total cash costs1 per ounce. In Q3 2025, Barrick achieved net earnings of $1.3 billion ($0.76 per share and adjusted net earnings1 of $982 million ($0.58 per share—another record) compared to net earnings of $483 million ($0.28 per share) and adjusted net earnings1 of $529 million ($0.30 per share) in the same prior-year period. Notably, our Q3 net earnings and adjusted net earnings include a $0.04 per share after tax share-based compensation expense due to our higher share price. Revenues of $4.1 billion in Q3 2025 increased 23% from $3.4 billion in Q3 2024.

Non-core asset sales also continued during the quarter, underscoring our disciplined focus on our Tier One6 gold and copper portfolio. On September 10, Barrick announced an agreement to sell the Hemlo gold mine in Canada to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. Subsequently, on October 6, Barrick announced an agreement to sell its interests in the Tongon gold mine and certain exploration properties in Côte d’lvoire to the Atlantic Group for total consideration of up to $305 million. Both transactions are expected to close in the fourth quarter of 2025. Together with the sales of Donlin and Alturas, total gross proceeds from non-core assets divested this year are expected to generate approximately $2.6 billion in value.

Key Growth Projects

Updated studies completed during the quarter reaffirm the 100%-owned Fourmile project in Nevada as one of this century’s most significant gold discoveries.2 A new PEA, supported by the 2024 mineral resource estimate and ongoing 2025 evaluation results, underscores Fourmile’s rare combination of

BARRICK THIRD QUARTER 2025	2	PRESS RELEASE

grade, scale, and exploration upside, confirming its potential to become one of the world’s most valuable gold mines. The current drilling program—the largest undertaken to date—supports a potential doubling of the existing resource in 2025. Meanwhile, planned access via the Bullion Hill Decline is progressing as expected, with permitting and engineering activities on track.

The Reko Diq project remains on schedule, with onsite construction activities accelerating and project financing approaching completion. The Lumwana expansion has advanced in both procurement and construction and continues to track slightly ahead of schedule. There was also significant progress at Pueblo Viejo, where more than 180 families have now moved into the new community Nuevos Horizontes (‘New Horizons’), and the tailings storage facility construction is on track to support the expansion.

Quarterly Dividend and Share Buybacks

Given confidence in ongoing cash flow generation and shareholder focus, the Board approved a 25% increase in the quarterly base dividend to $0.125 per share. For the current quarter, the Board approved a $0.175 per share dividend, consisting of the higher $0.125 per share base dividend and including a further $0.05 performance dividend. The enhancement to Barrick’s dividend for the current quarter is aligned with Barrick’s intention to provide shareholders with an attractive cash yield over time.

During the quarter, the Company repurchased $589 million of its shares, with year-to-date buybacks now totaling $1 billion. In light of exceptionally strong cash flow, the Board authorized a $500 million increase to the previously approved $1 billion share buyback program, expiring in February 2026. Total capital returned to shareholders in the first nine months of 2025 amounts to $1.6 billion.

Full Year 2025 Guidance

Full-year 2025 guidance remains unchanged. We continue to expect gold production of 3.15–3.50 million ounces, tracking in the lower half of the range, with quarterly production highest in Q4. Following the agreed sales of Hemlo and Tongon, we expect a portion of the production for the fourth quarter from these assets will be excluded. Gold cost guidance, including COS3 of $1,460–$1,560 per ounce, TCC1 of $1,050–$1,130 per ounce and ASIC1 of $1,460–$1,560 per ounce, is based on a gold price assumption of $2,400 per ounce. Adjusting for the current gold price and the impact on royalties on our costs of approximately $50 per ounce, we are on track to achieve our 2025 gold cost guidance, with the impact as follows: COS/oz 3 of $1,510–$1,610, TCC/oz 1 of $1,100–$1,180 and AISC/oz 1 of $1,510–$1,610.

Full-year copper production guidance remains 200,000–230,000 tonnes at copper COS5 of $2.50–$2.80 per pound, C1 cash costs1 of $1.80–$2.10 per pound and AISC1 of $2.80–$3.10 per pound.

Interim CEO Appointment

On September 29, Mark Hill was appointed Group COO and Interim President and CEO following the departure of Mark Bristow. Mr. Hill was previously COO of Barrick’s LATAM and Asia Pacific region and is a seasoned mining executive with 30 years of experience in strategy, corporate development and leading major projects across the world.

The Search Committee of the Board, chaired by Brett Harvey, is working with a leading executive search firm to identify a permanent President and CEO.

“The Board is committed to conducting a thorough and deliberate process to ensure we assess world-class talent and identify the right leader for Barrick,” said Mr. Harvey. “Our ideal candidate will possess deep industry expertise, a clear vision for innovation and the ability to grow the business while delivering

BARRICK THIRD QUARTER 2025	3	PRESS RELEASE

sustainable returns for our stakeholders. Throughout this transition, our experienced management team remains focused on executing our strategic priorities and maintaining the momentum of the business.”

Presentation and Webcast

The management team will host a webcast to discuss the results today at 11:00 AM ET followed by a question-and-answer session with analysts. The presentation materials will be available on Barrick’s website and a recording of the webcast will be available for replay later in the day.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry—including six of the world’s Tier One gold mines—Barrick’s operations and projects span 18 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

BARRICK THIRD QUARTER 2025	4	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Financial Results ($ millions)

Revenues	4,148	3,681	13%	3,368	23%	10,959	9,277	18%

Cost of sales	1,890	1,878	1%	2,051	(8)%	5,553	5,966	(7)%

Net earnings[a]	1,302	811	61%	483	170%	2,587	1,148	125%

Adjusted net earnings[b]	982	800	23%	529	86%	2,385	1,419	68%

Attributable EBITDA[b]	2,022	1,690	20%	1,292	57%	5,073	3,488	45%

Attributable EBITDA margin[b]	59%	55%	7%	46%	28%	56%	45%	24%

Minesite sustaining capital expenditures[b,c]	395	479	(18)%	511	(23)%	1,438	1,692	(15)%

Project capital expenditures[b,c]	532	439	21%	221	141%	1,240	562	121%

Total consolidated capital expenditures[c,d]	943	934	1%	736	28%	2,714	2,283	19%

Total attributable capital expenditures[e]	757	717	6%	583	30%	2,105	1,849	14%

Net cash provided by operating activities	2,422	1,329	82%	1,180	105%	4,963	3,099	60%

Net cash provided by operating activities margin[f]	58%	36%	61%	35%	66%	45%	33%	36%

Free cash flow[b]	1,479	395	274%	444	233%	2,249	816	176%

Net earnings per share (basic and diluted)	0.76	0.47	62%	0.28	171%	1.51	0.65	132%

Adjusted net earnings (basic)[b] per share	0.58	0.47	23%	0.30	93%	1.39	0.81	72%

Weighted average diluted common shares (millions of shares)	1,703	1,716	(1)%	1,752	(3)%	1,715	1,754	(2)%

Debt (current and long-term)	4,714	4,729	0%	4,725	0%	4,714	4,725	0%

Cash and equivalents	5,037	4,802	5%	4,225	19%	5,037	4,225	19%

Debt, net of cash	(323)	(73)	342%	500	(165)%	(323)	500	(165)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.

Total consolidated capital expenditures also includes capitalized interest of $16 million and $36 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $16 million; Q3 2024: $4 million; YTD 2024: $29 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

	For the three months ended					For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Operating Results

Gold

Gold production (thousands of ounces)[a]	829	797	4%	943	(12)%	2,384	2,831	(16)%

Gold sold (thousands of ounces)[a]	837	770	9%	967	(13)%	2,358	2,833	(17)%

Market gold price ($/oz)	3,457	3,280	5%	2,474	40%	3,201	2,296	39%

Realized gold price[a,b] ($/oz)	3,457	3,295	5%	2,494	39%	3,226	2,309	40%

Gold COS (Barrick’s share)[a,c] ($/oz)	1,562	1,654	(6)%	1,472	6%	1,613	1,447	11%

Gold TCC[a,b] ($/oz)	1,137	1,239	(8)%	1,104	3%	1,197	1,072	12%

Gold AISC[a,b] ($/oz)	1,538	1,684	(9)%	1,507	2%	1,660	1,495	11%

Revenue ($ millions)[a]	2,943	2,575	14%	2,453	20%	7,733	6,673	16%

Attributable EBITDA ($ millions)[b]	1,777	1,424	25%	1,169	52%	4,333	3,155	37%

Copper

Copper production (thousands of tonnes)[a]	55	59	(7)%	48	15%	158	131	21%

Copper sold (thousands of tonnes)[a]	52	54	(4)%	42	24%	157	123	28%

Market copper price ($/lb)	4.44	4.32	3%	4.18	6%	4.33	4.14	5%

Realized copper price[a,b] ($/lb)	4.39	4.36	1%	4.27	3%	4.42	4.23	4%

Copper COS (Barrick’s share)[a,d] ($/lb)	2.68	2.56	5%	3.23	(17)%	2.72	3.16	(14)%

Copper C1 cash costs[a,b] ($/lb)	1.96	1.80	9%	2.49	(21)%	2.00	2.35	(15)%

Copper AISC[a,b] ($/lb)	3.14	2.90	8%	3.57	(12)%	3.03	3.62	(16)%

Revenue ($ millions)[a]	472	484	(2)%	357	32%	1,430	1,048	36%

Attributable EBITDA ($ millions)[b]	245	266	(8)%	123	99%	740	333	122%

a.	On an attributable basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

d.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2025	5	PRESS RELEASE

Regional Summarya and 2025 Guidanceb

	For the three months ended			For the nine months ended		2025 Guidance
	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Gold

North America

Gold produced (000s oz)	429	413	415	1,222	1,310	1,680 - 1,860

Gold sold (000s oz)	435	408	415	1,227	1,316

COS ($/oz)[d]	1,596	1,697	1,579	1,647	1,503	1,470 - 1,570

TCC ($/oz)[c]	1,204	1,334	1,234	1,274	1,157	1,080 - 1,160

AISC ($/oz)[c]	1,512	1,751	1,661	1,706	1,616	1,480 - 1,580

Revenue ($ millions)	1,516	1,365	1,060	4,007	3,106

Attributable EBITDA ($ millions)[c]	834	700	425	2,077	1,292

Latin America & Asia Pacific

Gold produced (000s oz)	180	180	173	526	462	630 - 730

Gold sold (000s oz)	176	184	193	525	467

COS ($/oz)[d]	1,446	1,494	1,375	1,492	1,424	1,490 - 1,590

TCC ($/oz)[c]	930	990	959	982	975	940 - 1,020

AISC ($/oz)[c]	1,327	1,440	1,286	1,423	1,345	1,430 - 1,530

Revenue ($ millions)	620	611	487	1,723	1,115

Attributable EBITDA ($ millions)[c]	441	420	290	1,144	620

Africa & Middle East

Gold produced (000s oz)	220	204	355	636	1,059	820 - 910

Gold sold (000s oz)	226	178	359	606	1,050

COS ($/oz)[d]	1,587	1,718	1,404	1,643	1,386	1,420 - 1,520

TCC ($/oz)[c]	1,170	1,277	1,037	1,226	1,016	1,060 - 1,140

AISC ($/oz)[c]	1,424	1,577	1,328	1,528	1,317	1,360 - 1,460

Revenue ($ millions)	807	599	906	2,003	2,452

Attributable EBITDA ($ millions)[c]	502	304	454	1,112	1,243

Total Gold

Gold produced (000s oz)	829	797	943	2,384	2,831	3,150 - 3,500

Gold sold (000s oz)	837	770	967	2,358	2,833

COS ($/oz)[d]	1,562	1,654	1,472	1,613	1,447	1,460 - 1,560

TCC ($/oz)[c]	1,137	1,239	1,104	1,197	1,072	1,050 - 1,130

AISC ($/oz)[c]	1,538	1,684	1,507	1,660	1,495	1,460 - 1,560

Revenue ($ millions)	2,943	2,575	2,453	7,733	6,673

Attributable EBITDA ($ millions)[c]	1,777	1,424	1,169	4,333	3,155

Total Copper

Copper produced (kt)	55	59	48	158	131	200 - 230

Copper sold (kt)	52	54	42	157	123

COS ($/lb)[e]	2.68	2.56	3.23	2.72	3.16	2.50 - 2.80

C1 cash costs ($/lb)[c]	1.96	1.80	2.49	2.00	2.35	1.80 - 2.10

AISC ($/lb)[c]	3.14	2.90	3.57	3.03	3.62	2.80 - 3.10

Revenue ($ millions)	472	484	357	1,430	1,048

Attributable EBITDA ($ millions)[c]	245	266	123	740	333

a.	All figures in this table are on an attributable basis.

b.	See “Outlook Assumptions and Economic Sensitivity Analysis” in endnote 7 of this press release.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 1 of this press release.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

e.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2025	6	PRESS RELEASE

Investor Relations Contact	Media Contact

Barrick Mining Corporation	Brunswick Group
Cleve Rueckert, +1 775 397 5443	Carole Cable, +44 (0) 7974 982 458
cleveland.rueckert@barrick.com	barrick@brunswickgroup.com

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

Endnote 1 – Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net earnings attributable to equity holders of the Company	1,302	811	483	2,587	1,148

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	3	0	2	7	20

Acquisition/disposition (gains) losses[b]	(250)	289	(1)	39	(7)

(Gain) loss on currency translation	(3)	(2)	4	(3)	21

Significant tax adjustments[c]	(119)	(35)	(30)	(169)	136

Other expense adjustments[d]	47	44	97	264	136

Non-controlling interest	0	(4)	(7)	(15)	(11)

Tax effect[e]	2	(303)	(19)	(325)	(24)

Adjusted net earnings	982	800	529	2,385	1,419

Net earnings per share[f]	0.76	0.47	0.28	1.51	0.65

Adjusted net earnings per share[f]	0.58	0.47	0.30	1.39	0.81

a.	There were no significant impairment charges or reversals in the current period or prior periods.

b.

Acquisition/disposition (gains) losses for Q3 2025 mainly related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

c.

For Q3 2025, significant tax adjustments include the re-measurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for YTD 2025 also include the adjustments in respect of prior years. For Q3 2024, significant tax adjustments include the re-measurement of

BARRICK THIRD QUARTER 2025	7	PRESS RELEASE

deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for YTD 2024 also include the adjustments in respect of prior years and the proposed settlement of the Zaldívar Tax Assessments in Chile.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q3 2025 also includes severance costs and YTD 2025 was further impacted by the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q3 2024 mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Tax effect for Q2 2025 and YTD 2025 primarily relates to acquisition/disposition losses (gains).

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net cash provided by operating activities	2,422	1,329	1,180	4,963	3,099

Capital expenditures	(943)	(934)	(736)	(2,714)	(2,283)

Consolidated free cash flow	1,479	395	444	2,249	816

Free cash flow applicable to equity investees	191	66	71	413	247

Non-controlling interests	(516)	(249)	(210)	(885)	(475)

Attributable free cash flow	1,154	212	305	1,777	588

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Minesite sustaining capital expenditures	395	479	511	1,438	1,692

Project capital expenditures	532	439	221	1,240	562

Capitalized interest	16	16	4	36	29

Total consolidated capital expenditures	943	934	736	2,714	2,283

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production

BARRICK THIRD QUARTER 2025	8	PRESS RELEASE

levels. These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce and “All-in sustaining costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

COS applicable to gold production		1,690	1,676	1,856	4,934	5,416

Depreciation		(384)	(359)	(409)	(1,085)	(1,217)

Total cash costs applicable to equity method investments		114	101	93	324	226

By-product credits		(80)	(64)	(58)	(204)	(189)

Non-recurring items	a	0	0	0	0	0

Other	b	5	11	3	21	10

Non-controlling interests	c	(393)	(411)	(417)	(1,168)	(1,210)

Total cash costs		952	954	1,068	2,822	3,036

General & administrative costs		77	39	46	158	106

Minesite exploration and evaluation costs	d	7	7	10	19	29

Minesite sustaining capital expenditures	e	395	479	511	1,438	1,692

Sustaining leases		7	7	8	22	23

Rehabilitation - accretion and amortization (operating sites)	f	17	16	14	50	51

Non-controlling interest, copper operations and other	g	(171)	(208)	(199)	(596)	(701)

All-in sustaining costs		1,284	1,294	1,458	3,913	4,236

Ounces sold - attributable basis (koz)	h	837	770	967	2,358	2,833

COS/oz	i,j	1,562	1,654	1,472	1,613	1,447

TCC/oz	j	1,137	1,239	1,104	1,197	1,072

TCC/oz (on a co-product basis)	j,k	1,199	1,292	1,145	1,253	1,117

AISC/oz	j	1,538	1,684	1,507	1,660	1,495

AISC/oz (on a co-product basis)	j,k	1,600	1,737	1,548	1,716	1,540

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

b.	Other - Other adjustments mainly relate to treatment and refinement charges.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $540 million and $1,567 million for Q3 2025 and YTD 2025, respectively, (Q2 2025: $540 million; Q3 2024: $556 million; YTD 2024: $1,630 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 36 of Barrick’s Q3 2025 MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended			For the nine months ended

Non-controlling interest, copper operations and other	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

General & administrative costs	(13)	(6)	(7)	(25)	(17)

Minesite exploration and evaluation expenses	(1)	(3)	(2)	(4)	(8)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)	(16)	(16)

Minesite sustaining capital expenditures	(152)	(193)	(185)	(551)	(660)

All-in sustaining costs total	(171)	(208)	(199)	(596)	(701)

h.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

BARRICK THIRD QUARTER 2025	9	PRESS RELEASE

i.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs/oz
TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

By-product credits	80	64	58	204	189

Non-controlling interest	(28)	(23)	(18)	(71)	(60)

By-product credits (net of non-controlling interest)	52	41	40	133	129

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Cost of sales	193	193	187	594	527

Depreciation/amortization	(69)	(68)	(60)	(197)	(191)

Treatment and refinement charges	44	40	39	126	111

C1 cash costs applicable to equity method investments	91	84	83	265	249

Less: royalties	(25)	(25)	(17)	(71)	(45)

By-product credits	(7)	(12)	(3)	(24)	(14)

C1 cash costs	227	212	229	693	637

General & administrative costs	12	8	6	28	15

Rehabilitation - accretion and amortization	1	3	2	5	6

Royalties	25	25	17	71	45

Minesite exploration and evaluation costs	1	1	1	4	2

Minesite sustaining capital expenditures	93	90	71	240	265

Sustaining leases	2	2	2	7	7

All-in sustaining costs	361	341	328	1,048	977

Tonnes sold - attributable basis (Kt)	52	54	42	157	123

Pounds sold - attributable basis (Mlb)	116	118	91	347	270

COS/lba,b	2.68	2.56	3.23	2.72	3.16

C1 cash costs/lba	1.96	1.80	2.49	2.00	2.35

AISC/lba	3.14	2.90	3.57	3.03	3.62

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.

b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income,

BARRICK THIRD QUARTER 2025	10	PRESS RELEASE

income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the three months ended			For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net earnings	1,904	1,256	780	3,941	1,901

Income tax expense	477	102	245	857	826

Finance costs, net[a]	21	36	59	96	97

Depreciation	460	436	477	1,307	1,431

EBITDA	2,862	1,830	1,561	6,201	4,255

Impairment charges of non-current assets[b]	3	0	2	7	20

Acquisition/disposition losses (gains)[c]	(250)	289	(1)	39	(7)

(Gain) loss on currency translation	(3)	(2)	4	(3)	21

Other expense adjustments[d]	47	44	97	264	136

Income tax expense, net finance costs[a] and depreciation from equity investees	197	156	110	494	331

Adjusted EBITDA	2,856	2,317	1,773	7,002	4,756

Non-controlling Interests	(834)	(627)	(481)	(1,929)	(1,268)

Attributable EBITDA	2,022	1,690	1,292	5,073	3,488

Revenues - as adjusted[e]	3,405	3,050	2,806	9,140	7,686

Attributable EBITDA margin[f]	59%	55%	46%	56%	45%

	As at 9/30/25	As at 12/31/24	As at 9/30/24	As at 9/30/25	As at 12/31/24

Net leverage[g]	0.0:1	0.1:1	0.1:1	0.0:1	0.0:1

a.	Finance costs exclude accretion.

b.	There were no significant impairment charges or reversals in the current period or prior periods.

c.

Acquisition/disposition (gains) losses for Q3 2025 mainly related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q3 2025 also includes severance costs and YTD 2025 was further impacted by the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q3 2024 mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 58 of Barrick’s Q3 2025 MD&A.

f.	Represents attributable EBITDA divided by revenues - as adjusted.

g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Realized Price

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not

BARRICK THIRD QUARTER 2025	11	PRESS RELEASE

necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper		Gold		Copper
				For the three months ended				For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24	9/30/25	9/30/24

Sales	3,748	3,280	3,097	320	337	213	9,794	8,493	961	595

Sales applicable to non-controlling interests	(1,237)	(1,054)	(930)	0	0	0	(3,139)	(2,575)	0	0

Sales applicable to equity method investments[a,b]	377	306	241	147	135	141	935	609	446	438

Sales applicable to sites in closure or care and maintenance[c]	(1)	(1)	(2)	0	0	0	(3)	(7)	0	0

Treatment and refinement charges	7	7	7	44	40	39	20	22	126	111

Revenues – as adjusted	2,894	2,538	2,413	511	512	393	7,607	6,542	1,533	1,144

Ounces/pounds sold (koz/Mlb)[c]	837	770	967	116	118	91	2,358	2,833	347	270

Realized gold/copper price per oz/lbd	3,457	3,295	2,494	4.39	4.36	4.27	3,226	2,309	4.42	4.23

a.

Represents sales of $294 million and $711 million, respectively, for Q3 2025 and YTD 2025 (Q2 2025: $226 million; Q3 2024: $193 million; YTD 2024: $533 million) applicable to our 45% equity method investment in Kibali and $83 million and $224 million, respectively (Q2 2025: $80 million; Q3 2024: $48 million; YTD 2024: $76 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $77 million and $243 million, respectively, for Q3 2025 and YTD 2025 (Q2 2025: $71 million; Q3 2024: $91 million; YTD 2024: $260 million) applicable to our 50% equity method investment in Zaldívar and $71 million and $208 million, respectively (Q2 2025: $65 million; Q3 2024: $55 million; YTD 2024: $196 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote 2 – Fourmile 2025 Preliminary Economic Assessment Summary of Results

Potential quantities and grades in these Fourmile preliminary results are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Fourmile 2025 PEA Results Summary:

2024 Mineral Resourceiii	M&I: 3.6Mt @ 11.8g/t for 1.4Moz INF: 14Mt @ 14.1g/t for 6.4Moz + Exploration Upside:ii 32-34Mt @ 15–16g/t

Mine Life (yrs)ii	>25

Ore tonnes (ktpa)[i]	Approx. 1.5–1.8Mtpaiv

Avg annual production (Au koz)[i]	Approx. 600–750

Project Capital ($Bn)[i]	Approx. 1.5–1.7

Cost of Sales ($/oz)[i]	Approx. 850–900

LOM AISC[1] ($/oz)[i]	Approx. 650–750

i.

Fourmile production and economic metrics are based upon a preliminary economic assessment, using 2024 mineral resources only and August 2025 Long Term Consensus Gold Price of $2,585/oz. These metrics are conceptual in nature because they include inferred mineral resources that are considered too speculative to have the considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

ii.

Fourmile mine life is based upon combined 2024 mineral resource and exploration upside and is conceptual in nature with no certainty that this will be realized. Potential quantities and grades in these Fourmile preliminary results are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

iii.

Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on pages 36-45 of Barrick’s 2024 Annual Information Form/Form 40-F filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

iv.

Fourmile exploration potential tonnage and grade ranges are based upon a preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment

BARRICK THIRD QUARTER 2025	12	PRESS RELEASE

will be realized. The preliminary economic assessment for Fourmile is based upon $1,900/oz mineable stope optimizer. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing study and are made by the Qualified Person. Fourmile is currently 100% owned by Barrick. Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

Endnote 3

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 4

“AISC Margin” is a non-GAAP financial measure calculated as the difference between the realized gold price per ounce and “All-in sustaining costs” (AISC) per ounce for the relevant period. Management uses this metric to assess the efficiency of our gold mining operations and to evaluate the ability of our assets to generate cash flow in excess of sustaining expenditures. This measure does not have a standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Other companies may calculate AISC Margin differently and therefore it may not be comparable to similar measures presented by other companies.

Endnote 5

Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 6

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/ Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 7 – 2025 Outlook Assumptions and Economic Sensitivity Analysis

Reflects the impact of the full year

	2025 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA (millions)	Attributable impact on TCC and AISC

Gold price sensitivity	$2,400/oz	‘+ $100/oz	‘+ $440	‘+ $310	‘+ $4.00/oz

Copper price sensitivity	$4.00/lb	‘+/- $0.25/lb	‘+/- $120	‘+/- $120	‘+/- $0.01/lb

BARRICK THIRD QUARTER 2025	13	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “plan”, “committed”, “guidance”, “project”, “progress”, “invest”, “continue”, “progress”, “develop”, “on track”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; the ability for Fourmile to be one of this century’s most significant gold discoveries and its ability to double its mineral resource in 2025; expected benefits from the sale of Barrick’s interests in the Hemlo gold mine, Tongon gold mine, Alturas project and its 50% interest in Donlin; timing and progress of the Bullion Hill Decline; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects, including the progress at Pueblo Viejo, Lumwana and Reko Diq; the timing for completion of the Reko Diq project financing; potential mineralization and metal or mineral recoveries; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, planned resettlement activities at Pueblo Viejo, and health and safety initiatives; Barrick’s performance dividend policy and share buyback program; Barrick’s search for a permanent President and Chief Executive Officer; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit

BARRICK THIRD QUARTER 2025	14	PRESS RELEASE

ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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